Exhibit 99.2

Details of the person discharging managerial responsibilities/person closely associated 1 Kristian Sørensen Name a) Reason for the notification 2 Chief Executive Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Share options relating to the shares of BW LPG Limited with ISIN SGXZ69436764. Description of the financial instrument, type of instrument Identification code a) Acceptance of share options. Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 220,647 0 Acceptance of 220,647 share options for no consideration. A strike price must be paid upon exercise. Aggregated information — Aggregated volume — Price d) 2026 - 03 - 03 Date of the transaction e) Outside a trading venue Place of the transaction f) 1

Details of the person discharging managerial responsibilities/person closely associated 1 Kristian Sørensen Name a) Reason for the notification 2 Chief Executive Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Options relating to shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Exercise of options relating to shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 120,647 NOK 32.192 100,000 NOK 85.907 Exercise of 220,647 options for a total of NOK 12,474,568 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 04 Date of the transaction e) Outside a trading venue Place of the transaction f) 1

2 Details of the person discharging managerial responsibilities/person closely associated 1 Samantha Xu Name a) Reason for the notification 2 Chief Financial Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Share options relating to the shares of BW LPG Limited with ISIN SGXZ69436764. Description of the financial instrument, type of instrument Identification code a) Acceptance of share options. Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 85,000 0 Acceptance of 85,000 share options for no consideration. A strike price must be paid upon exercise. Aggregated information — Aggregated volume — Price d) 2026 - 03 - 03 Date of the transaction e) Outside a trading venue Place of the transaction f)

3 Details of the person discharging managerial responsibilities/person closely associated 1 Prodyut Banerjee Name a) Reason for the notification 2 Chief Operations Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Share options relating to the shares of BW LPG Limited with ISIN SGXZ69436764. Description of the financial instrument, type of instrument Identification code a) Acceptance of share options. Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 50,812 0 Acceptance of 50,812 share options for no consideration. A strike price must be paid upon exercise. Aggregated information — Aggregated volume — Price d) 2026 - 03 - 03 Date of the transaction e) Outside a trading venue Place of the transaction f)

3 Details of the person discharging managerial responsibilities/person closely associated 1 Prodyut Banerjee Name a) Reason for the notification 2 Chief Operations Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Options relating to shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Exercise of options relating to shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 50,812 NOK 32.192 Exercise of 50,812 options for a total of NOK 1,635,740 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 04 Date of the transaction e) Outside a trading venue Place of the transaction f)

4 Details of the person discharging managerial responsibilities/person closely associated 1 Knut - Helge Knutsen Name a) Reason for the notification 2 Chief Technical Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Share options relating to the shares of BW LPG Limited with ISIN SGXZ69436764. Description of the financial instrument, type of instrument Identification code a) Acceptance of share options. Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 50,812 0 Acceptance of 50,812 share options for no consideration. A strike price must be paid upon exercise. Aggregated information — Aggregated volume — Price d) 2026 - 03 - 03 Date of the transaction e) Outside a trading venue Place of the transaction f)

5 Details of the person discharging managerial responsibilities/person closely associated 1 Knut - Helge Knutsen Name a) Reason for the notification 2 Chief Technical Officer Position/status a) Initial notification Initial notification/Amendment b) Details of issuer 3 BW LPG Limited Name a) 5493006WBEME88YFDW23 LEI b) Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted 4 Options relating to shares in BW LPG Limited with ISIN SGXZ69436764 Description of the financial instrument, type of instrument Identification code a) Exercise of options relating to shares in BW LPG Limited (ISIN SGXZ69436764) Nature of the transaction b) Volume(s) Price(s) Price(s) and volume(s) c) 50,812 NOK 32.192 Exercise of 50,812 options for a total of NOK 1,635,740 Aggregated information — Aggregated volume — Price d) 2026 - 03 - 04 Date of the transaction e) Outside a trading venue Place of the transaction f)